DAVIS POLK & WARDWELL

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WASHINGTON, D.C. 20005

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15, AVENUE MATIGNON
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450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

June 11, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant event about the agreement reached with MACQUARIE INFRAESTRUCTURE GROUP to commence the necessary actions to float CINTRA CONCESIONES DE INFRAESCTRUCTURAS DE TRANSPORTE S.A. on the Spanish stock market

- Press release widening the prior information

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford/mek

Matthew Telford
Legal Assistant

dw 6/15

Attachments

<u>By Hand Delivery</u>

(NY) 07945/001/12G04/06.10.sec.doc

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

GRUPO FERROVIAL, S.A. (FERROVIAL) and Australian company MACQUARIE INFRASTRUCTURE GROUP (MIG) have reached an agreement to commence the necessary actions for subsidiary CINTRA CONCESIONES DE INFRAESTRUCTURA DEL TRANSPORTE, S.A. (CINTRA), which is owned 60% and 40%, respectively, to be floated on the Spanish stock market.

The agreement also envisages MIG acquiring 13.87% of Canadian toll road concession company 407 ETR in Toronto. As agreed, that stake is equivalent to 11.99% of CINTRA's capital, which will be delivered as consideration for the shares of 407ETR.

The process of application for CINTRA's IPO will commence immediately and both parties intend the listing to commence within 2004.

As a result of the flotation, MIG will sell its entire stake in CINTRA whereas FERROVIAL, through Ferrovial Infraestructuras, S.A., will keep a majority stake in CINTRA.

CINTRA centralises Ferrovial's toll road bidding and management activities in Spain and elsewhere and it is one of the world's largest private developers of transport infrastructure, with over 1.3 billion euros committed in concession companies' equity.

Cintra currently manages 16 toll roads, totalling 1,600 kilometres, in Spain, Portugal, Ireland, Chile and Canada.

Madrid, 4 June 2004

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A

Ferrovial and Macquarie agree to float toll road subsidiary Cintra

The transaction, which implies Macquarie Infrastructure Group (MIG) divesting Cintra, will be completed in 2004

The agreement also envisages MIG acquiring 13.87% of the 407 Express Toll Route (ETR) in Toronto in exchange for 11.99% of Cintra

Cintra is one of the world's largest toll road concession companies, with a committed investment of over 1.3 billion euros in 16 toll roads located in Spain, Portugal, Ireland, Chile and Canada

Madrid, 4 June 2004. Ferrovial and Australia's Macquarie Infrastructure Group (MIG) have reached an agreement to perform the necessary actions for toll road concession subsidiary Cintra (owned 60% and 40%, respectively) to be floated on the Spanish stock market.

The preparations for the IPO will commence immediately and both parties plan to complete it in 2004, although it depends on favourable market conditions. Ferrovial and MIG will jointly designate the global coordinators for the IPO and, once selected, the final structure of the deal will be determined.

As a result, MIG will sell its entire stake in Cintra whereas Ferrovial will keep a majority stake.

The agreement also envisages MIG acquiring 13.87% of the 407 ETR in Toronto by exchanging 11.99% of Cintra shares.

After that transaction, Cintra will own 53.23% of the 407 ETR and MIG 30.00%. The rest (16.77%) will remain in the hands of local engineering company SNC Lavalin.

Good relationship between both groups

In January 2002, Ferrovial reached an agreement with Australia's Macquarie Infrastructure Group (MIG), which acquired 40% of Cintra for 816 million euros. As a result, Ferrovial strengthened its concession business and ensured Cintra's growth capacity in future projects both in and outside Spain.

In that period, the relationship between Cintra and Macquarie has been positive and both companies are open to jointly study and bid for future transport infrastructure projects anywhere in the world.

At the moment, Cintra and Macquarie in consortium have been pre-qualified for a new toll road project (Chicago Skyway Toll Bridge System) in Chicago (EU).

Ferrovial and Macquarie Airports jointly manage Bristol airport, which they co-own, and they are shareholders in the Sydney airport operating company.

Cintra: toll roads in Europe, Chile and Canada
Cintra centralises Ferrovial's toll road bidding and management activities in Spain and elsewhere and it is one of the world's largest private developers of transport infrastructure, with over 1.3 billion euros committed in concession companies' equity.

Ferrovial currently manages 16 toll roads, totalling 1,600 kilometres, in Spain, Portugal, Ireland, Chile and Canada. In the latter, Cintra has a 99-year concession to operate the 407 ETR in Toronto which, with an overall investment of 2.4 billion euros, is Canada's largest privatisation ever and the largest toll road investment outside Spain headed by a Spanish group.

At present, Cintra is studying toll road concession projects mainly in Europe (Portugal, Ireland, Greece, Italy and Poland) and the US (Chicago, Atlanta, Texas, etc.).

Toll roads operated by Cintra

	Km	Managed Investment	% Cintra	Committed Investment	Status	Concession Period
Spain						
Europistas (A1 Burgos-Armiñón)	84	339.4	32.5	31.7	Operational	1974-2017
Autema (Terrassa-St. Cugat)	48	216.4	77.7	56.8	Operational	1987-2036
Ausol I (Málaga-Estepona)	82	468.9	78.3	162.8	Operational	1996-2046
Ausol II (Estepona-Guadiaro)	23	197.1	78.3		Operational	1999-2054
Túnel de Artxanda (Bilbao)	3	95.3	36.5	9.4	Operational	1998-2048
M-45 (O'Donnell-N IV Madrid)	14	194.4	50.0	18.9	Operational	1998-2029
R 4 (Madrid-Ocaña)	96	718.5	53.1	71.0	Operational	2000-2065
Canada						
407 ETR (Toronto)	108	2,455.1	67.1	514.6	Operational	1999-2098
Portugal						
Scut Algarve	127	272.2	71.1	35.3	Operational	2000-2030
Scut Norte Litoral	113	382.0	71.1	46.8	Construction	2001-2031
Ireland						
N4/N6 Kinnegad Kilcock	35	328.8	93.0	39.5	Construction	2002-2032
Chile						
Ruta 5 Talca-Chillán	193	211.1	43.4	13.0	Operational	1996-2015
Ruta 5 Temuco-Río Bueno	172	205.3	75.0	40.9	Operational	1998-2023
Ruta 5 Collipulli-Temuco	144	177.1	100.0	77.8	Operational	1999-2024
Ruta 5 Santiago-Talca	237	688.2	100.0	198.5	Operational	1999-2024
TOTAL	**1,479**	**6,949.8**		**1.317,0**		

Amounts in millions of euros

Note: In January 2004, Ferrovial Infraestructuras was awarded the 177 km Ocaña-La Roda toll road (total investment: 536 million euros)

Press contact- Susana Sanjuán – ssanjuan@ferrovial.es Tel :34 915862819
www.ferrovial.com Fax: 34 915862689